Exhibit 99.1

ENTRÉE GOLD WELCOMES NOTICE TO PROCEED APPROVAL FOR UNDERGROUND DEVELOPMENT AT OYU TOLGOI
Vancouver, B.C., May 9, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA – "Entrée" or the "Company") welcomes the May 5, 2016 announcements that formal notice to proceed approval has been given for the next stage in the development of the world-class Oyu Tolgoi mine in Mongolia by the boards of Turquoise Hill Resources Ltd. ("Turquoise Hill"), Rio Tinto and Entrée's joint venture partner, Oyu Tolgoi LLC ("OTLLC").  This was the final requirement for the re-start of underground development at the Hugo North Lift 1 block cave, including Lift 1 of the Entrée/Oyu Tolgoi joint venture's Hugo North Extension deposit. The announcements also noted that an updated Oyu Tolgoi Feasibility Study (the "2016 Feasibility Study") has been completed including a re-estimate of capital, and all necessary permits have been granted. Underground construction is expected to re-commence in mid-2016.
Stephen Scott, President & CEO of Entrée said, "We are very pleased and excited by these announcements which represent very significant milestones for the project and all stakeholders, including the people of Mongolia and Entrée shareholders. This historic decision is another step towards realizing the significant value from this world class project and is a clear signal of improved investor confidence in Mongolia as an attractive place to do business."
According to Rio Tinto and Turquoise Hill the notice to proceed decision follows the December 2015 signing of a $4.4 billion project financing agreement with international financial institutions and export credit agencies representing the Governments of the United States, Canada and Australia, along with 15 commercial banks, for the development of the underground mine, including Lift 1 of the Entrée/Oyu Tolgoi joint venture's Hugo North Extension deposit.
Turquoise Hill further reported that pre-start activities for the underground started in August 2015 and have included ramp-up of the owners and engineering procurement and construction management teams, re-estimation activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground lateral development mining activity. Appointments to key roles in the underground team are well underway, with key staff starting in Q1 2016.
Entrée has a carried interest in two of the Oyu Tolgoi project deposits – the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit (the "Entrée/Oyu Tolgoi JV Property"). These deposits are the northern-most and southern-most, respectively, in the 12 kilometre-long Oyu Tolgoi series of deposits. The resources at Hugo North Extension include a Probable reserve, which is included in the first phase ("Lift 1") of underground mine development. The Probable reserve (September 20, 2014) for Hugo North Extension totals 35 million tonnes grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Entrée holds a 20% carried interest in this mineral reserve through the Entrée/Oyu Tolgoi joint venture.
A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

Under the terms of the joint venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products.
Turquoise Hill expects to publish an updated National Instrument 43-101 ("NI 43-101") independent technical report relating to the project in the second half of 2016. Once Entrée receives all required information relating to the Entrée/Oyu Tolgoi JV Property, it will report on the impact of the 2016 Feasibility Study.
QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's technical report, titled "Lookout Hill Feasibility Study Update", with an effective date of March 29, 2016, available on SEDAR at www.sedar.com.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com
This News Release contains forward-looking statements and forward-looking information (together, "forward-looking  statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; the timing for first Entrée/Oyu Tolgoi joint venture development ore; anticipated future costs; construction and continued development of the Oyu Tolgoi underground mine, including Lift 1 of the Hugo North Extension deposit; potential metallurgical recoveries and grades; plans for future programs and budgets; plans for future technical reports; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the first drawdown of project financing; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.